                                           Filed by Motor Cargo Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Motor Cargo Industries, Inc.
                                                   Commission File No. 000-23341



On October 22, 2001, Motor Cargo Industries, Inc. issued the following press release:

FOR IMMEDIATE RELEASE

MOTOR CARGO INDUSTRIES, INC. REPORTS THIRD QUARTER EARNINGS

SALT LAKE CITY, UTAH, October 22, 2001--Motor Cargo Industries, Inc. (NASDAQ NMS:CRGO) announced today results of operations for the third quarter ended September 30, 2001. Operating revenues for the three months ended September 30, 2001 increased 5.7% to $36,041,000, compared to $34,098,000 for the corresponding quarter of 2000. Net earnings increased 16.8% to $2,003,000 ($0.31 per diluted share) for the three months ended September 30, 2001, compared to net earnings of $1,715,000 ($0.26 per diluted share) for the same period in 2000. Net earnings reported for the third quarter of 2001 reflect a charge to earnings of $78,000 related to variable stock option accounting requirements.

MC Distribution Services, Inc. ("MCDS"), the Company's third-party logistics and distribution management services company, contributed revenues of $1,527,000 during the third quarter of 2001, compared to revenues of $1,168,000 for the same period in 2000, a growth rate of 30.7%.

Hal Tate, the Company's Chairman and Chief Executive Officer, stated: "While our growth in revenue for the quarter was moderate, we are excited about the improvement in our operating ratio. We have reduced our operating ratio compared to the third quarter of last year, while many carriers have experienced significant increases in their operating ratios. We also continue to provide excellent service, with a current on-time delivery rate of 98%."

On October 15, 2001, the Company announced it had entered into an agreement and plan of merger with Union Pacific Corporation. Pursuant to the terms of the agreement, Union Pacific will offer to exchange for each share of common stock, no par value, of the Company, at the election of the holder, either 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific or $12.10 in cash. Shareholders of the Company who do not elect to tender their shares in the exchange offer will receive $12.10 per share upon consummation of the merger.

Motor Cargo Industries, Inc. is a less-than-truckload carrier that provides transportation and logistics services to shippers primarily within the western region of the United States. The Company transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for a diversified customer base. Through MCDS, the Company also provides customized logistics, warehousing and distribution management services. The Company's executive offices are located at 845 West Center Street, North Salt Lake, Utah 84054.

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of the Company and other investors are urged to read the following documents, when available, in connection with the pending transaction between the Company and Union Pacific Corporation: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, to be filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, to be filed by the Company. Such documents will contain important information about the Company, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

This press release and statements by the Company in reports to its shareholders and public filings, as well as oral public statements by Company representatives may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include economic recessions or downturns in customers' business cycles, decreased demand for transportation services offered by the Company, increases in interest rates, and the availability and compensation of qualified drivers. Readers should review and consider the various disclosures made by the Company in this press release and in its period reports on forms 10-K and 10-Q.

                        (Selected Financial Data Follows)

                  MOTOR CARGO INDUSTRIES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EARNINGS
            (in thousands, except per share data and operating ratio)

                                                  THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                     SEPTEMBER 30,                          SEPTEMBER 30,
                                             ------------------------------        ------------------------------
                                                2001               2000               2001               2000
                                             -----------        -----------        -----------        -----------
                                                      (unaudited)                           (unaudited)
Operating Revenues                           $    36,041        $    34,098        $   103,745        $    96,254
Operating expenses
     Salaries, wages and benefits                 18,058             16,922             53,312             47,894
     Operating supplies and expenses               5,606              5,657             16,569             15,748
     Purchased transportation                      3,171              3,000              8,732              8,849
     Operating taxes and licenses                  1,364              1,326              3,887              3,743
     Insurance and claims                          1,065                857              2,951              2,608
     Depreciation and amortization                 2,243              2,144              6,633              6,641
     Communications and utilities                    496                583              1,582              1,601
     Building rents                                  761                881              2,314              2,607
     Loss (gain) sale of equipment, net              (43)               (62)                 5               (152)
     Other non-recurring expense                      --                 --                 --                102
                                             -----------        -----------        -----------        -----------
           Total operating expenses               32,721             31,308             95,985             89,641
                                             -----------        -----------        -----------        -----------
           Operating ratio                          90.8%              91.8%              92.5%              93.1%

           Operating income                        3,320              2,790              7,760              6,613
Other income (expense)
     Interest expense                                (28)               (33)               (91)              (121)
     Other, net                                       33                 46                114                 97
                                             -----------        -----------        -----------        -----------
                                                       5                 13                 23                (24)
                                             -----------        -----------        -----------        -----------
           Earnings before income taxes            3,325              2,803              7,783              6,589

Income taxes                                       1,322              1,088              3,138              2,567
                                             -----------        -----------        -----------        -----------
           NET EARNINGS                            2,003              1,715              4,645              4,022
                                             ===========        ===========        ===========        ===========
Earnings per share:
     Basic                                           .31                .26                .72                .59
     Diluted                                         .31                .26                .71                .59
Weighted-average shares outstanding
     Basic                                     6,473,140          6,720,693          6,473,177          6,796,755
     Diluted                                   6,530,224          6,724,973          6,517,402          6,799,258

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                  MOTOR CARGO INDUSTRIES INC. AND SUBSIDIARIES

                       SUMMARY CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                 September 30, 2001  December 31, 2000
                                                 ------------------  -----------------
                                                    (unaudited)
Cash                                                  $ 5,783            $ 7,034
Receivables                                            18,260             18,125
Other current assets                                    4,061              4,483
                                                      -------            -------
     Current assets                                   $28,104            $29,642
Property and equipment                                 57,521             54,335
Other assets                                              596              1,388
                                                      -------            -------
Total assets                                          $86,221            $85,365
                                                      =======            =======
Current liabilities                                   $15,462            $12,327
Long term obligations                                   1,065              8,015
Deferred income taxes                                   7,522              7,522
Stockholders' equity
     Common Stock                                       9,315              9,289
     Retained earnings                                 52,857             48,212
                                                      -------            -------
Total liabilities and stockholders' equity            $86,221            $85,365
                                                      =======            =======

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                  MOTOR CARGO INDUSTRIES INC. AND SUBSIDIARIES

                       SUMMARY CONSOLIDATED CASH FLOW DATA
                                 (in thousands)

                                                             NINE MONTHS ENDED
                                                                SEPTEMBER 30
                                                         --------------------------
                                                           2001              2000
                                                         --------          --------
                                                                (unaudited)
Cash flows from operating activities                     $ 14,491          $ 11,359
Cash flows used in investing activities                    (8,792)           (7,164)
Cash flows used in financing activities                    (6,949)           (5,233)
Net (decrease) in cash and cash equivalents                (1,250)           (1,038)
Cash and cash equivalents at beginning of period            7,033             5,509
Cash and cash equivalents at end of period                  5,783             4,471

                           MOTOR CARGO SUBSIDIARY ONLY

                          SUMMARY OPERATING STATISTICS

                                       THREE MONTHS ENDED           NINE MONTHS ENDED
                                           SEPTEMBER 30                SEPTEMBER 30
                                      ----------------------      ----------------------
                                        2001          2000          2001          2000
                                      --------      --------      --------      --------
                                           (unaudited)                  (unaudited)
Revenues (thousands)                  $ 34,663      $ 33,036      $ 99,981      $ 93,184

Operating ratio                           91.4          92.2          92.9          93.4
Shipments                              249,430       249,200       731,799       724,868
Weight (tons)                          151,480       144,747       438,386       408,087
Miles (thousands)                       11,001        10,090        31,669        28,657
Average length haul (miles)                581           592           589           596
Number of terminals and agencies            54            53            54            53

Revenue/shipment                        139.43        132.57        136.78        128.55
Revenue/CWT                              11.48         11.41         11.42         11.42
Revenue/mile                              3.16          3.27          3.16          3.25


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                                      * * *

                      Additional Information Regarding the

                 Union Pacific Transaction and Where to Find It

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or in the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials, when available, and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 402-271-4227. Free copies of the Schedule 14D-9, when available, may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone: 801-299-5294.